Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Humacyte, Inc. on Form S-8 of our report dated February 16, 2021, with respect to our audit of the financial statements of Alpha Healthcare Acquisition Corp. as of December 31, 2020 and for the period from July 1, 2020 (inception) through December 31, 2020, which report appears in the Annual Report on Form 10-K/A, which is incorporated by reference in this Registration Statement. We were dismissed as auditors on August 25, 2021 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements incorporated by reference in this Registration Statement for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

Melville, NY

October 28, 2021